UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2023

Commission File Number: 001-38619

Wah Fu Education Group Ltd.

(Translation of registrant’s name into English)

c/o Yang YU

L207b, Hesheng Fortune Plaza, No.13 Deshengmenwai Street

Xicheng District

Beijing, China 100088

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Form 6-K as Exhibit 99.1 is a copy of the press release of Wah Fu Education Group Ltd., dated May 1, 2023, titled “Wah Fu Education Group Limited and Nanjing Agricultural University Agreed to Joint Launch the Comprehensive Evaluation System of Online Education for Self-taught Examinations.”

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release of the Company, dated May 1, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 1, 2023

Wah Fu Education Group Limited

By:	/s/ Yang Yu
Name:	Yang Yu
Title:	Chairman of the Board and Executive Director

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